SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES FIRST HALF 2004 RESULTS

Curitiba, Brazil, August 13, 2004 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the first half of 2004. All figures included in this report are in Reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

• Net revenues totaled R$ 1,749.2 million – increase of 25.2% against the first half of 2003.

• Operating Income: R$ 272.7 million

• Net Income: R$ 172.8 million (R$ 0.63 per 1,000 shares)

• Increase in consumption through direct distribution: 1.7%

• EBITDA: R$ 458.6 million

Management Commentary

“First half 2004 financial results reflect that the Company is focus on its goals. I highlight that in the period, Foreign Exchange variation of 7.6% and the continued provision of the gas purchase for UEG Araucária (R$ 118.8 million in the first half)”.

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

Copel Investor Relations Department
ri@copel.com

Ricardo Portugal Alves	Solange Maueler Gomide
(55-41) 331-4311	(55-41) 331-4359

www.copel.com

KEY EVENTS

- Net income: In the first half of 2004, COPEL recorded a profit of R$ 172.8 million, or R$ 0.63 per lot of one thousand shares.

- Market expansion: Total power consumption throughout COPEL’s direct distribution area grew by 1.7% in the first half of 2004 compared with the first half of 2003.

Residential, commercial, and rural consumer segments grew by 1.4%, 5.6%, and 7.2%, respectively. The good performance of the rural segment is due mainly to increased exports of agricultural, livestock, and agroindustrial products. Increased commercial consumption was due to the modernization of the commercial sector and the opening of new businesses.

Industrial consumption throughout COPEL’s concession area dropped by 1.0% compared with the same period of 2003 on account of some major unregulated (“free”) industrial customers ceased to be Copel’s clients. The consumption of unregulated customers supplied by COPEL outside the State of Paraná fell by 4.1% due to the change of the billing date of a major customer.

- Rate increase: On June 24th 2004, The National Electric Energy Agency (ANEEL) published in the Brazilian Federal Register its Resolution no. 146, dated June 21st, 2004, containing the final result of the periodic rate review for COPEL. Under such Resolution, the Company was granted an average rate increase of 14.43% over the rates approved under Resolution 284/03, of which 9.17% correspond to the rate review and 5.26% correspond to the recovery of costs already incurred (Portion A costs). However, electricity bills paid when due have been granted by the Company a 12.5% discount off the rates approved under Resolution no. 146/2004, thus causing the average increase passed on to customers to be roughly 9%.

COPEL’s X Factor was set at 2.31%.

Under Decree no. 4,667/03, the rate increase percentages granted to Brazilian distribution companies must be applied differently according to customer segment, in order to phase out existing cross-subsidies between customer groups.

- Overdue customers: The rate increase discount afforded to electricity bills paid when due has caused a significant drop in the number of lapsed bills. In June 2003, overdue bills accounted for R$ 187 million, or 5.4% of the Company’s 12-month gross revenues. In December 2003, this figure had dropped to 2.6% of the 12-month gross revenues, or R$ 114 million, and in June 2004, it reached R$ 97.5 million (or 2.5% of gross revenues). The method employed to calculate the levels of overdue bills is to divide the amounts overdue for 15 to 360 days by the 12-month gross revenues.

- UEG Araucária: On July 5th 2004, the Chief Justice of the Superior Court of the State of Paranáoverruled a preliminary injunction which had allowed the arbitration requested in Paris by UEG Araucária against COPEL to proceed.

This ruling fully restores the effectiveness of the March 15th ruling of a lower Court of Law (“3a. Vara da Fazenda Pública”), which was favorable to COPEL, judging null and void the clause in COPEL’s agreement with UEG Araucária providing for arbitration and determining that the Brazilian Courts should be the proper venue to resolve any issues arising from the contract. The Superior Court ruling also upheld the order for UEG Araucária to refrain from taking any action aimed at carrying on the arbitration in Paris, subject to a daily penalty of R$ 500 thousand in the event of non-compliance.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

From January to June 2004, total power consumption in Copel’s direct distribution area amounted to 8,800 GWh, an increase of 1.7% over the same period last year. Taking into consideration free consumers outside the State of Paraná, total power consumption amounted to 9,401 GWh. This growth reflects, mainly, the expansion of the commercial (5.6%) and rural (7.2%) segments. The good performance of the commercial segment is due mainly to the modernization of the commercial sector and to the opening of new commercial businesses in the State. The number of commercial customers increased by 3.1%, totaling 7,938 new connections. The good performance of the rural segment is due to the increase of agricultural goods for exports that allowed for the acquisition of electronic equipment, and also for the 1.9% increase in the number of connections in the rural region. Industrial consumption, at Copel’s concession area, dropped 1.0% in comparison to the first half of 2003 given that some large unregulated (“free”) industrial consumers ceased to be Copel’s clients. The consumption of unregulated customers supplied by COPEL outside the State of Paraná fell by 4.1% due to the change of the billing date of a major customer.

In June 2004, Copel had 3,134,341 customers, a 2.6% increase compared to June 2003.

Consumption per Segment

In GWh

Segment	1st Half 2004	1st Half 2003	Change %

Residential	2,235	2,204	1.4
Industrial	3,502	3,537	(1.0)
Commercial	1,522	1,442	5.6
Rural	681	636	7.2
Other	859	836	2.7
Subtotal	8,800	8,655	1.7
Free customers outside the State of Paraná (Industrial)	602	627	(4.1)

Total	9,401	9,282	1.3

Revenues

Net revenues totaled R$ 1,749.2 million, a 25.2% increase against the R$1,397.1 million recorded in the first half of 2003. This increase reflects, mainly, the reduction in the discount granted to due customers, with a power rate readjustments of 15%, on average, being passed on to customers from 01/01/2004 onwards; market expansion of 1.3% in the period; higher supply revenue due to greater power sales via bilateral contracts; and the increase in revenues for the use of transmission network following the transmission tariff readjustment approved by ANEEL Resolution 307, of June 30, 2003.

Gross Revenues

(R$ thousand)

Revenues	1st Half 2004	1st Half 2003	Change %

Residential	795,644	653,392	21.8
Industrial	686,066	587,956	16.7
Commercial	432,824	353,463	22.5
Rural	105,060	82,358	27.6
Other Segments	176,853	147,599	19.8
Total Retail	2,196,447	1,824,768	20.4
Supply	204,832	87,902	133.0
Revenue per use of Transmission Lines	85,549	42,945	99.2
Telecom	19,267	15,984	20.5
Others	32,285	36,522	(11.6)

Total	2,538,380	2,008,121	26.4

Expenses

From January to June 2004, total operating expenses amounted to R$ 1,441.9 million, versus R$ 1,182.3 million recorded in the same period of 2003. The main reasons for the variation were:

  the 16.7% increase in the “personnel” line, chiefly due to pay rises awarded from collective labor agreements in October 2003 (10%) and March 2004 (5.5%), and hiring of new employees.

  the increase in the “pension plan and other benefits” line, due to expenses arising from retirement benefits (CVM Deliberation 371/2000). Besides the estimated actuarial amount, Copel is accounting R$ 37 million in the year as deficit recorded in the previous years.

  the increase in the “materials and supplies” line, reflecting provision for the purchase capacity for UEG Araucária, with R$ 118.8 million being recorded in the first half of 2004.

  at the “energy purchased for resale” line, the main amounts recorded are the following: R$ 203.9 million from Itaipu, R$ 159.1 million from CIEN, R$ 21.8 million from Dona Francisca and R$ 33.4 million from Itiquira.

  the increase in “use and transmission grid” is mainly due to the tariff readjustment confirmed by ANEEL Resolution 307, of June 30, 2003.

  the increase in “regulatory charges”, under which the following are booked: CCC – Fuel Consumption Account (R$ 76.7 million), financial compensation for the utilization of water resources (R$ 27.2 million), ANEEL’s Electric Power Services Oversight Fee (R$ 3.8 million) and CDE – Energy Development Account (R$ 38.9 million).

  the decrease in “other operating expenses” mainly due to the reduction in insurance, as the policy was not renewed for UEG Araucária.

(R$ thousand)

Operating Expenses	1st Half 2004	1st Half 2003	Change %

Personnel	202,761	173,710	16.7
Pension plan and other benefits	68,316	52,076	31.2
Materials	148,196	113,970	30.0
Third-party services	88,610	76,895	15.2
Electricity purchased for resale	486,828	365,595	33.2
Transmission of electricity	111,159	90,977	22.2
Depreciation and amortization	151,323	145,113	4.3
Regulatory charges	146,623	114,290	28.3
Other expenses	38,109	49,651	(23.2)

Total	1,441,925	1,182,277	22.0

EBITDA

EBITDA stood at R$ 458.6 million in the first half 2004, 27.4% higher that the one recorded in the same period of the previous year (R$ 359.9 million).

Financial Result

The financial income 18.1% increase, recorded in the first half of 2004 is due, mainly, to higher interest income, fees and monetary variation in the period given the smaller changes in IGP-DI, index used to readjust the amounts under CRC transferred to State Government. Financial expenses increase, mainly due to the FX variation in the period (7.6% in the first half of 2004).

Operating Income

Copel’s operating income totaled R$ 272.7 million in the first half of 2004.

Non-Operating Result

The non-operating result was primarily a reflection of the net effect from the deactivation/sale of goods and rights from permanent assets.

Net Income

In the first half of 2004, Copel posted a net income of R$ 172.8 million. This result was influenced, basically, by the reduction in the discount granted to due customers (average increase of 15% in retail tariffs from January 1, 2004 onwards), by the continued provision for gas for UEG Araucária and by the FX variation of the period.

Balance Sheet and Capex (Assets)

On 6/30/2004, Copel’s total assets amounted to R$ 9,423.5 million. First half 2004 Capex stood at R$ 125.3 million, of which R$ 5.2 million went to generation projects, R$ 25.3 million to transmission, R$ 79.6 million to distribution and R$ 15.2 million to telecommunications.

Balance Sheet (Liabilities)

As of the same date, Copel’s total debt amounted to R$ 1,870.8 million, with a debt-to-equity ratio of 37.2%. Shareholders’ equity stood at R$ 5,031.0 million, 0.8% above of the amount registered in June 2003, and equivalent to R$ 18.38 per 1,000 shares.

Debt Profile

(R$ thousand)

Foreign Currency	Short-term	Long-term	Total

Eurobonus	473,573	-	473,573
BID	33,856	179,303	213,159
National Treasury	16,453	166,457	182,910
Eletrobrás	2	94	96
Banco do Brasil S/A	7,834	31,832	39,666

Total	531,718	377,686	909,404

Local Currency	Short-term	Long-term	Total

Eletrobrás	38,434	354,494	392,928
BNDES	5,297	2,630	7,927
Debentures	124,331	434,469	558,800
Others	513	1,215	1,728

Total	168,575	792,808	961,383

TOTAL	700,293	1,170,494	1,870,787

ADDITIONAL OPERATING INFORMATION

Main Operational and Financial Highlights

June 30, 2004

Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity:	4,550 MW
# of automated power plants:	10
# of step up substations:	12
# of automated step up substations:	10
Transforming capacity:	5,004 MVA

Transmission
Transmission lines:	6,979 km
# of substations:	124
# of automated substations:	124
Transforming capacity:	15,044 MVA

Distribution
Distribution lines:	165,570 km
# of substations:	226
# of automated substations:	176
Transforming capacity:	1,424 MVA
Served localities:	1,112
Served cities:	393
# of consumers:	3,134,341
DEC (outage duration by consumer):	6:11 hours
FEC (outage frequency by consumer):	6.52 x

Telecom
OPGW optical cables:	3,290 km
Self-sustained optical cables:	2,077 km
Served cities:	81
# of clients:	163

Administration
# of employees:	6,695
Consumer/distribution branch employees:	657

Finance
Book Value per 1,000 shares:	R$ 18.38/
EBITDA:	R$ 458.6million
Liquidity (current ratio):	0.82

Average Tariffs as of June 2004 and 2003.

(R$/MWh)

Tariffs	June 2004	June 2003%

Retail	175.20	147.19	19.0
Initial supply contracts	75.03	63.29	18.6
Itaipu (purchase)*	101.75	91.77	10.9

(*)	Furnas transmission tariff included

Retail Tariffs

(R$/MWh)

Tariffs	June 2004	June 2003%

Residential	243.43	205.94	18.2
Industrial	131.54	109.23	20.4
Commercial	204.95	175.96	16.5
Rural	145.31	124.20	17.0
Other	153.48	129.73	18.3
Total Retail	175.20	147.19	19.0

Energy Flow

(GWh)

Source	1st Half 2004

Own Generation	8,448
Energy Purchased	5,703
Itaipu	2,829
Ande	186
Cien	1,718
Self producers	970

Copel’s Total Available Power	14,151

State Demand	9,042
Retail	8,800
Wholesale	242
Free Customers	602
Initial Supply Contracts	35
Bilateral Contracts	2,118
Other	1,586
Losses	768

Main self producers: Itiquira (468 GWh), Dona Francisca (322 GWh) and Foz do Chopim (83 GWh).

Main bilateral contracts: Elektro (488 GWh) and Celesc (1,299 GWh).

Shareholder Structure (millions of shares)

June 30, 2004

FINANCIAL STATEMENTS - COPEL

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Public Company - CVM 1431-1
www.copel.com           copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
AS OF JUNE 30, 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	09/30/2003	12/31/2003	03/31/2004	06/30/2004	06/30/2003

Current
Cash in hand	501,055	348,881	345,337	363,888	366,028
Customers and distributors	653,653	698,282	737,474	763,045	630,512
Allowance for doubtfull accounts	(57,133)	(51,570)	(51,522)	(67,687)	(57,133)
Third-parties services, net	1,382	878	2,047	3,587	11,532
Dividends receivable	570	9,950	9,440	1,851	1,539
Services in progress	3,757	4,238	4,467	4,345	3,438
CRC transferred to State Government	99,668	123,885	112,353	140,503	81,978
Taxes and social contributions paid in advance	67,688	76,891	82,415	99,017	65,149
Material and supplies	17,214	27,189	23,867	28,015	16,438
Account for compensation of "Portion A"	30,939	59,463	109,408	171,832	-
Other	10,968	93,054	47,987	45,804	16,700

	1,329,761	1,391,141	1,423,273	1,554,200	1,136,181

Long-term assets
Customers and distributors	67,365	72,274	70,765	64,548	63,465
CRC transferred to State Government	904,096	912,441	932,700	963,579	897,190
Taxes and social contributions paid in advance	578,065	653,256	635,561	622,610	549,477
Judicial Deposits	107,957	112,385	121,809	125,979	105,792
Intercompany receivables	36,970	61,263	79,536	134,562	36,733
Account for compensation of "Portion A"	216,573	178,390	182,347	196,381	177,056
Other	58,076	72,612	72,445	73,854	58,723

	1,969,102	2,062,621	2,095,163	2,181,513	1,888,436

Permanent
Investments	494,644	455,702	455,383	461,526	529,739
Property, plant and equipment
In service	5,446,701	5,490,029	5,464,844	5,462,372	5,442,321
Construction in progress	465,993	463,372	466,111	459,941	473,172
( - ) Special liabilities	(669,403)	(677,523)	(683,448)	(696,009)	(657,312)
	5,243,291	5,275,878	5,247,507	5,226,304	5,258,181

	5,737,935	5,731,580	5,702,890	5,687,830	5,787,920

Total	9,036,798	9,185,342	9,221,326	9,423,543	8,812,537

SUMMARIZED FINANCIAL STATEMENTS
AS OF JUNE 30, 2004
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

Liabilities and Shareholders' equity

	09/30/2003	12/31/2003	03/31/2004	06/30/2004	06/30/2003

Current
Loans and financing	115,358	108,499	117,214	575,965	112,337
Debentures	33,227	157,859	106,242	124,331	32,073
Suppliers	487,834	400,984	523,321	646,777	417,737
Taxes and social contributions	284,046	320,037	252,282	274,960	172,541
Interest on own capital	637	43,219	38,725	12,682	638
Accrued payroll costs	71,318	71,757	73,639	69,297	56,158
Pension plan and other post-retirement benefits	76,429	92,173	90,037	91,765	76,793
Regulatory charges	56,435	50,106	71,101	72,606	60,509
Customers and other	40,990	24,509	30,092	23,836	29,769

	1,166,274	1,269,143	1,302,653	1,892,219	958,555

Long-term liabilities
Loans and financing	1,205,582	1,186,492	1,165,382	736,021	1,213,246
Debentures	600,698	506,761	417,956	434,469	596,600
Suppliers	889	272,889	264,663	256,176	889
Pension plan and other post-retirement benefits	584,671	565,895	570,191	570,620	585,408
Swap operations	11,585	33,724	42,005	25,678	-
Taxes and social contributions	73,045	82,316	100,643	68,961	60,199
Intercompany receibables	-	-	-	-	-
Provision for contingencies	407,671	408,304	408,304	406,829	405,418
Regulatory charges	-	1,588	1,588	1,588	-

	2,884,141	3,057,969	2,970,732	2,500,342	2,861,760

Shareholders' equity
Capital stock	2,900,000	2,900,000	2,900,000	3,480,000	2,900,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Income reserves	1,269,090	1,140,937	1,230,648	733,689	1,274,929

	4,986,383	4,858,230	4,947,941	5,030,982	4,992,222

Total	9,036,798	9,185,342	9,221,326	9,423,543	8,812,537

Quarterly Income Statement

Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

					Consolidated

INCOME STATEMENT	3rd Q 2003	4th Q 2003	1st Q 2004	2nd Q 2004	06/30/2004	06/30/2003

Operating revenues
Electricity sales to final customers	897,504	1,014,201	1,102,278	1,094,169	2,196,447	1,824,768
Electricity sales to distributors	133,190	113,065	104,426	100,406	204,832	87,902
Use of transmission plant	31,259	37,914	43,560	41,989	85,549	42,945
Telecom revenues	7,438	8,790	9,500	9,767	19,267	15,984
Other revenues	14,475	13,485	15,206	17,079	32,285	36,522
	1,083,866	1,187,455	1,274,970	1,263,410	2,538,380	2,008,121

Deductions from operating revenues	(327,220)	(350,365)	(395,394)	(393,737)	(789,131)	(611,035)

Net operating revenues	756,646	837,090	879,576	869,673	1,749,249	1,397,086
Operating expenses
Payroll	97,388	129,205	96,349	106,412	202,761	173,710
Pension plan	26,299	27,815	34,132	34,184	68,316	52,076
Materials and supplies	10,959	14,414	11,332	11,763	23,095	19,802
Raw material for production of electric energy	50,023	62,040	78,246	46,855	125,101	94,168
Third-party services	39,182	53,240	44,534	44,076	88,610	76,895
Electricity purchase for resale	230,302	494,495	231,267	255,561	486,828	365,595
Transport of electricity capacity	4,774	4,193	4,165	889	5,054	8,743
Charges for the use of transmission grid	47,398	90,261	51,937	54,168	106,105	82,234
Depreciation and amortization	73,045	74,184	75,606	75,717	151,323	145,113
Regulatory charges	34,572	69,918	80,789	65,834	146,623	114,290
Other expenses	69,620	9,694	9,737	28,372	38,109	49,651
	683,562	1,029,459	718,094	723,831	1,441,925	1,182,277

Result of operations	73,084	(192,369)	161,482	145,842	307,324	214,809

Equity Investment	14,255	9,341	7,018	7,115	14,133	8,134

Financial income (expenses)
Financial income	75,890	89,395	76,992	108,817	185,809	157,335
Financial expenses	(105,506)	(106,069)	(103,461)	(131,120)	(234,581)	35,696
	(29,616)	(16,674)	(26,469)	(22,303)	(48,772)	193,031

Operating income (expenses)	57,723	(199,702)	142,031	130,654	272,685	415,974

Non-operating income (expenses)	(58,355)	40,799	(880)	(586)	(1,466)	(2,974)

Income (loss) before income tax	(632)	(158,903)	141,151	130,068	271,219	413,000

Income tax and Social contribution
Income tax	(3,698)	51,419	(37,790)	(34,301)	(72,091)	(107,960)
Social contribution	(1,509)	18,316	(13,650)	(12,726)	(26,376)	(38,896)
	(5,207)	69,735	(51,440)	(47,027)	(98,467)	(146,856)

Net income (loss)	(5,839)	(89,168)	89,711	83,041	172,752	266,144

Earning (loss) per thousand shares	(0.0213)	(0.3258)	0.3278	0.3035	0.6313	0.9726

FINANCIAL STATEMENTS - SUBSIDIARIES

SUMMARIZED FINANCIAL STATEMENTS
AS OF JUNE 30, 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

Assets	GER	TRA	DIS	TELECOM	PAR

Current
Cash in hand	251,118	35,510	71,551	3,744	1,638
Customers and distributors	350,802	36,247	647,006	-	-
Third-parties services, net	1,835	59	1,442	2,647	-
Dividends receivable	-	-	-	-	1,851
Services in progress	718	1,879	457	-	231
CRC transferred to State Government	-	-	140,503	-	-
Taxes and social contributions paid in advance	10,142	19,877	117,886	3,403	334
Material and supplies	80	6,286	18,037	3,613	-
Account for compensation of "Portion A"	-	-	171,832	-	-
Other	11,594	4,004	17,945	709	7,508
	626,289	103,862	1,186,659	14,116	11,562
Long-term assets
Customers and distributors	31,197	-	33,350	-	-
CRC transferred to State Government	-	-	963,579	-	-
Taxes and social contributions paid in advance	45,787	40,093	376,753	11,484	5,259
Judicial Deposits	4,190	9,895	30,791	218	-
Intercompany receivables	321,267	80,288	-	-	97,142
Account for compensation of "Portion A"	-	-	196,381	-	-
Other	4,046	5,871	61,923	-	1,694
	406,487	136,147	1,662,777	11,702	104,095
Permanent
Investments	6,045	2,273	413	-	448,457
Property, plant and equipment	3,038,623	960,807	1,752,944	169,718	220
( - ) Special liabilities	-	(7,140)	(688,869)	-	-
	3,044,668	955,940	1,064,488	169,718	448,677

Total	4,077,444	1,195,949	3,913,924	195,536	564,334

Liabilities and Shareholders' equity	GER	TRA	DIS	TELECOM	PAR

Current
Loans and financing	539,366	19,657	16,943	-	-
Debentures	-	-	124,331	-	-
Suppliers	337,492	3,356	642,842	4,094	12
Taxes and social contributions	6,446	19,142	194,961	943	498
Interest on own capital	106,872	59,784	-	916	22,272
Accrued payroll costs	12,175	11,033	41,926	3,464	643
Pension plan and other post-retirement benefits	22,264	21,287	44,954	3,124	135
Regulatory charges	12,897	2,792	56,904	13	-
Customers and other	191	52	23,443	41	-
	1,037,703	137,103	1,146,304	12,595	23,560
Long-term liabilities
Loans and financing	473,986	121,911	140,124	-	-
Debentures	-	-	434,469	-	-
Suppliers	889	-	255,286	-	-
Pension plan and other post-retirement benefits	106,081	95,825	345,811	22,153	751
Swap operations	25,678	-	-	-	-
Taxes and social contributions	-	-	68,961	-	-
Intercompany receibables	-	-	153,073	50,134	168,686
Provision for contingencies	25,118	20,580	129,461	410	-
Regulatory charges	1,588	-	-	-	-
	633,340	238,316	1,527,185	72,697	169,437
Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserves	-	-	-	701	-
Income reserves	28,641	21,132	-	107	22,865
Income (loss)	38,828	47,409	(366,733)	(11,214)	17,754
	2,406,401	820,530	1,240,435	110,244	371,337

Total	4,077,444	1,195,949	3,913,924	195,536	564,334

SUMMARIZED FINANCIAL STATEMENTS
AS OF JUNE 30, 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TELECOM	PAR

Operating revenues
Electricity sales to final customers	18,688	-	2,179,100	-	-
Electricity sales to distributors	520,854	-	81,907	-	-
Use of transmission plant	-	169,619	24,747	-	-
Telecom revenues	-	-	-	33,531	-
Equity Investment	-	-	-	-	13,950
Other revenues	8,093	1,092	23,479	2	-
Deductions from operating revenues	(40,266)	(19,296)	(724,657)	(4,911)	-
Net operating revenues	507,369	151,415	1,584,576	28,622	13,950
Operating expenses
Payroll and pension plan	43,506	38,277	173,812	11,812	1,696
Materials	2,964	2,300	17,344	456	4
Raw material for production of electric energy	125,101	-	-	-	-
Third-party services	23,276	5,566	69,719	2,889	314
Electricity purchase for resale	44,234	-	840,524	-	-
Charges for the use of transmission grid	25,828	-	194,148	-	-
Depreciation and amortization	50,565	18,269	70,584	11,882	22
Regulatory charges	30,796	320	115,428	79	-
Other expenses	287	3,188	32,749	1,042	(105)
	346,557	67,920	1,514,308	28,160	1,931
Result of operations	160,812	83,495	70,268	462	12,019
Financial income (expenses), with exchange rate
Financial income	18,113	4,081	152,626	667	7,737
Financial expenses	(116,471)	(12,174)	(94,143)	(297)	(1,287)
	(98,358)	(8,093)	58,483	370	6,450
Operating income (expenses)	62,454	75,402	128,751	832	18,469
Non-operating income (expenses)	374	(250)	(1,520)	(44)	-
Income (loss) before income tax	62,828	75,152	127,231	788	18,469
Income tax and social contribution	(24,000)	(27,743)	(49,947)	(547)	(715)
Net income (loss)	38,828	47,409	77,284	241	17,754

FIRST HALF 2004 EARNINGS CONFERENCE CALL

Presentation, in Portuguese, by Mr. Ronald Thadeu Ravedutti, CFO and Invetor Relations Officer

Date & Time:	Tuesday, August 17, 2004
10:00 am (EST)
11:00 am (Brasília time)

Number:	(55-11) 2101-1490

Conference ID:	Copel

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.